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SECURITIES AND EXCHANGE COMMISSION

09042219

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26080

DEC 3 0 2009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Lieberman Limited

OFFICIAL USE ONLY
10030
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Railroad Avenue
(No. and Street)

Greenwich, (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Samuel Lieberman 203-340-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Samuel Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Lieberman Limited, as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 12/24/2009

ALEX COHEN
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMMISSION EXPIRES 10/31/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) A report on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTHSCHILD LIEBERMAN LIMITED

FINANCIAL STATEMENTS

OCTOBER 31, 2009

(with supplementary information)

POVOL AND FELDMAN, CPA, PC
Certified Public Accountants

ROTHSCHILD LIEBERMAN LIMITED
TABLE OF CONTENTS

OCTOBER 31, 2009

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Rothschild Lieberman Limited

We have audited the accompanying statement of financial condition of Rothschild Lieberman Limited as of October 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Rothschild Lieberman Limited at October 31, 2009, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Povol and Feldman CPA PC

Lake Success, New York
December 15, 2009

ROTHSCHILD LIEBERMAN LIMITED
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2009

ASSETS

Assets:	
Cash	$ 32,688
Receivable from correspondent broker	731,902
State tax receivable	5,073
Securities owned, at market	288
Security deposit receivable	1,800
Total Assets	$ 771,751

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market	$ 41,712
Payables	50,303
Loan from shareholder	92,669
	184,684
Stockholder's Equity:	
Common stock, $1 par value; authorized 20,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	74,000
Retained earnings	512,067
	587,067
Total Liabilities and Stockholder's Equity	$ 771,751

See the accompanying notes and auditors' report.

ROTHSCHILD LIEBERMAN LIMITED
STATEMENT OF INCOME
FOR THE YEAR ENDED OCTOBER 31, 2009

Revenues:	
Dealer trading	$ 159,497
Commissions	225,075
Interest and dividends	9,550
	394,122
Cost of Operations:	
Clearance	38,723
Employee compensation and benefits	169,670
Other operating expenses	180,417
	388,810
Income before income tax expense	5,312
Income tax expense:	279
Net Income	$ 5,033

See the accompanying notes and auditors' report.

ROTHSCHILD LIEBERMAN LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2009

	Balance November 1, 2008	Net Income	Balance October 31, 2009
Common Stock $1 Par Value	$ 1,000	$ -	$ 1,000
Additional Paid-in Capital	74,000	-	74,000
Retained Earnings	507,034	5,033	512,067
Stockholder's Equity	$ 582,034	$ 5,033	$ 587,067

See the accompanying notes and auditors' report.

ROTHSCHILD LIEBERMAN LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2009

Cash Flows From Operating Activities:	
Net income	$ 5,033
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in:	
Securities owned, net	(26,340)
Corporate income taxes	10,980
Correspondent broker, net	(8,350)
Security deposit receivable	(862)
Accounts payable, income taxes payable and accrued expenses	32,239
Net Cash Provided by Operating Activities	12,700
Cash Flows Provided by Financing Activities:	
Loan from shareholder	89,769
Loan paid to shareholder	(100,000)
Net Cash Used In Financing Activities	(10,231)
Net Increase in Cash	2,469
Cash - November 1, 2008	30,219
Cash – October 31, 2009	$ 32,688
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 57,851
Interest expense	$ 3,125

See the accompanying notes and auditors' report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Rothschild Lieberman Limited (the Company) is a registered broker-dealer that introduces its brokerage accounts on a fully disclosed basis to self-clearing correspondent brokers. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was incorporated in January 1981 and operates with headquarters in the State of Connecticut, serving customers within the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities

Securities owned by the firm and securities not yet purchased are reported at market value with unrealized gains or losses reflected in operations as dealer trading revenues.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

INCOME TAXES

Effective November 1, 2008, the Company elected to file under Subchapter "S" of the Internal Revenue Code (IRC), and under related statute of the Connecticut State tax code. Accordingly, the shareholder will report the income or loss on his personal income tax returns, bearing the tax cost personally.

CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby change in the market value may be in excess of amounts recognized in the statement of financial condition.

As a non-clearing broker, the Company has its securities and its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. All of the Company's cash and securities positions are held with a clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through a clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments.

The Company adopted SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The Company values its securities at October 31, 2009 as follows:

	At FMV
Assets - Level 1 Marketable Securities	$ 288
Liabilities - Level 1 Securities sold, but not yet purchased	$ 41,712

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

Unrealized gains and losses are included in earnings and are reported in the Statement of Income as a component of other income and losses. Generally, for all trading securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.

LOANS

In conjunction with tax strategies and the subchapter "S" election of the IRC and related state governments, the shareholder loaned approximately $90,000 to the Company. This unsecured liability is anticipated to be of short duration, and interest will accrue at 5% per annum on any unpaid balance. During the year, approximately $3,100 of interest was incurred and paid on outstanding balances.

NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital as defined. At October 31, 2009, the Company had a net capital ratio of .24 to 1 and its net capital was approximately $582,000 compared to the minimum requirement of 100,000. The Company has elected to operate pursuant to SEC rule 15c3-1(a)(6), whereby it is not required to take haircuts on its market-maker securities.

OFFICE SPACE

The Company leases space pursuant to a sublease agreement for the period April 1, 2007 through March 31, 2012. Minimum lease payments amount to approximately $12,000 per annum, which was incurred and paid during the year. A security deposit of approximately $1,800 was deposited with the sub-landlord.

RETIREMENT PLAN

During October 2009, the Company created a 25% money purchase defined contribution retirement plan covering the sole shareholder and president of the Company. For the year ended October 31, 2009, the cost incurred amounted to $30,000, of which all but $100 was accrued and reflected in payables.

SUPPLEMENTAL INFORMATION

ROTHSCHILD LIEBERMAN LIMITED

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2009

Computation of Net Capital

Total stockholder's equity	$ 587,067
Deduct state taxes receivable	5,073
Total stockholder's equity qualified for net capital	581,994
Deduct other allowable credits	-
Net capital	$ 581,994

See auditors' report on supplemental information.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2009

Computation of Aggregate Indebtedness

Accounts payable, accrued expenses, and income taxes	$ 50,303
Loan from shareholder	92,669
Total aggregate indebtedness	$ 142,972
Ratio: Aggregate indebtedness to net capital	24.39%

Computation of Basic Net Capital Requirement

Minimal net capital required (6-2/3% of A.I.)	$ 9,531
Minimum dollar net capital requirement	$ 100,000
Minimum net capital requirement	$ 122,000
Excess net capital	$ 481,994

See auditors' report on supplemental information.

SCHEDULE II
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

OCTOBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under the provisions of section (K)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2009

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

See auditors' report on supplemental information.

ROTHSCHILD LIEBERMAN LIMITED

SCHEDULE IV
RECONCILIATIONS UNDER 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2009

A. Reconciliation of computation of net capital:

Reconciliation with Company's Computation (included in Part II of FOCUS report as of October 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 581,720
Audit adjustments to market valuation including trade date amount	2,284
Audit adjustments to expense accruals	(2,010)
Net capital	$ 581,994

B. Reconciliation of determination of reserve requirements under rule 15c3-3:

The Company has claimed exemption from rule 15c3-3 under the provisions of section (k)(2)(ii).

C. Reconciliation of haircuts under rule 15c3-1:

The Company has elected to operate pursuant to SEC rule 15c3-1(9)(6) and, therefore, no haircuts have been taken.

See auditors' report on supplemental information.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Rothschild Lieberman Limited

In planning and performing our audit of the financial statements of Rothschild Lieberman Limited (the "Company"), as of and for the year ended October 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2009 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Rothschild Lieberman Limited to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porall and Feldman CPA PC

Lake Success, New York
December 15, 2009

ROTHSCHILD LIEBERMAN LIMITED

FINANCIAL STATEMENTS

OCTOBER 31, 2009

(with supplementary information)

POVOL AND FELDMAN, CPA, PC
Certified Public Accountants